Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2008

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the six months ended June 30, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. The date of this MD&A is August 6, 2008.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted and netbacks included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs.

Reported results of operations, funds flow and net loss include the acquisitions of Canetic Resources Trust (“Canetic”) and Vault Energy Trust (“Vault”) from the closing dates of January 11, 2008 and January 10, 2008, respectively, and subsequent.

Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2008	2007	2008	2007
Cash flow from operating activities	$671	$318	$1,038	$614
Increase in non-cash working capital	59	—	310	5
Asset retirement expenditures	23	8	37	18
Funds flow	$753	$326	$1,385	$637

Basic per unit	$2.00	$1.37	$3.77	$2.68
Diluted per unit	$1.98	$1.35	$3.74	$2.65

Quarterly Financial Summary

(millions, except per unit and production amounts) (unaudited)

Three months ended	June 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006
Gross revenues (1)	$1,312	$1,136	$644	$628	$608	$582	$579	$636
Funds flow	753	632	349	346	326	311	303	367
Basic per unit	2.00	1.76	1.44	1.44	1.37	1.31	1.23	1.55
Diluted per unit	1.98	1.75	1.43	1.43	1.35	1.30	1.22	1.53
Net income (loss)	(323)	78	127	138	(186)	96	123	178
Basic per unit	(0.86)	0.22	0.53	0.57	(0.77)	0.41	0.44	0.66
Diluted per unit	(0.86)	0.22	0.52	0.57	(0.77)	0.40	0.44	0.65
Distributions declared	384	382	246	245	243	242	241	241
Per unit	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	109,417	109,016	73,332	72,783	70,923	71,716	70,819	69,215
Natural gas (mmcf/d)	487	500	328	315	334	340	355	359
Total (boe/d)	190,515	192,291	128,024	125,345	126,599	128,447	129,915	129,059

(1) Gross revenues include realized gains and losses on commodity contracts.

(2) Includes crude oil and natural gas liquids.

Canetic Acquisition

On January 11, 2008, the Trust closed the acquisition of Canetic. Under the Plan of Arrangement, Canetic unitholders received 0.515 of a Penn West trust unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Arrangement Agreement. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows. This allocation is subject to change upon the final determination of the fair values.

Purchase price	(millions)
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,327
Working capital deficiency	(253)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, the Trust closed the acquisition of Vault. The acquisition was accomplished through a Plan of Arrangement wherein Vault unitholders received 0.14 of a Penn West trust unit for each Vault unit and all Vault exchangeable shares were exchanged for Penn West trust units based on the exchange ratio for Vault units at the effective date of the Plan of Arrangement. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows. This allocation is subject to change upon the final determination of the fair values.

Purchase price	(millions)
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

Endev Acquisition

On July 22, 2008, the close of the acquisition of Endev Energy Inc. (“Endev”) was successfully completed. As a result of the acquisition, Penn West issued 3.6 million trust units for a total consideration of $115 million and assumed approximately $45 million of debt and working capital for a total acquisition cost of approximately $160 million. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework that is to become effective on January 1, 2009. The new framework maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related to our Peace River Oil Sands project thus preserving our netbacks, Enhanced Oil Recovery (“EOR”) and Innovative Technology incentive programs important for the economics of our CO2 and other EOR projects and the continuance of the Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.

Penn West, as the largest conventional energy trust in North America, has a diversity of play types principally across the Western Canada Sedimentary Basin. Approximately 50 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature light oil assets. We currently expect that our conventional producing oil and natural gas strategies and business plans will be only moderately affected by these royalty changes at current commodity prices and given our current asset mix.

In April 2008, two initiatives were announced by the Government as part of their ongoing review to identify and resolve any “unintended consequences” of the new royalty framework. The first initiative is a program to support producers in the development of deep oil and gas reserves. The program involves royalty incentives for new exploration oil wells drilled to depths greater than 2,000 metres and for new natural gas exploration and development wells drilled deeper than 2,500 metres. The second initiative includes plans to implement measures to ensure sufficient transparency and reporting to the public concerning the royalty process.

In June 2008, the Government announced the possibility of a further review of the royalty framework; however, no specific items were discussed.

In July 2008, the Alberta Government announced it will create a $2 billion fund to advance carbon capture and storage (CCS) projects in the province. Alberta has issued a request for expressions of interest in CCS projects. The intent of the request is to identify projects with the greatest potential of being built quickly and capable of having a significant impact on reducing greenhouse gas emissions.

Enactment of the Tax on Income Trusts

On June 22, 2007, federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as “Specified Investment Flow-Through” (“SIFT”) entities.

For SIFTs in existence on October 31, 2006 including Penn West, the SIFT Tax will become effective in 2011 unless certain rules related to “undue expansion” are not adhered to. Under the guidance provided by the Department of Finance, with the recent close of Vault and Canetic, we estimate that we can increase our equity by more than $14 billion between now and 2011 without prematurely triggering the SIFT Tax.

Under the SIFT Tax, distributions from certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and thereafter, and any resultant trust level taxable income will be taxed at an approximate of the corporate income tax rate. The SIFT Tax rate is currently 29.5 percent in 2011 and 28.0 percent thereafter.

On June 9, 2008, further changes to the SIFT Tax rules (the “Provincial SIFT Tax”) were enacted. These changes provide that the provincial component of the SIFT Tax is to be based on provincial corporate tax rates in provinces where the SIFT has a permanent establishment rather than using a 13 percent flat rate as originally proposed. On July 14, 2008 the Department of Finance released draft regulations which prescribe the detailed provincial allocation formula to be applied in respect of the Provincial SIFT Tax. As these regulations are not yet considered to be substantively enacted for accounting purposes at June 30, 2008, the 13 percent flat rate remains applicable for financial statement purposes. As Penn West currently has its only permanent establishment in the Province of Alberta under the proposed rules, it is expected that when these rules are enacted, the Provincial SIFT Tax applicable to Penn West will be reduced from 13 percent to 10 percent resulting in a combined SIFT Tax rate in 2011 of 26.5 percent and in 2012 of 25.0 percent.

The Legislative Proposals released by the Department of Finance on July 14, 2008 (the “Tax Proposals”) also included draft legislation relating to the conversion of SIFT entities into corporations. The intent of these provisions is to enable such a conversion to occur without undue tax consequences for a SIFT entity or its investors and to facilitate such conversion with minimal filing requirements. It is also proposed that the opportunity for a SIFT entity to apply these relieving provisions only be available until the end of 2012.  These proposals were circulated in draft form with an invitation for interested parties to provide comments to the Department by September 15, 2008. It is expected that they will be introduced into Parliament as a bill later in the year.

As the Trust currently has a significant tax pool base, estimated at $5.9 billion on June 30, 2008, it is expected that the Trust could shelter its taxable income for a period after the effective date of the SIFT Tax. Distributions sheltered by tax pools would not be currently taxable to the Trust or to unitholders as they would represent a return of capital that would be an adjustment to a unitholder’s adjusted cost base of trust units. Distributions from income subject to the SIFT Tax will be considered taxable dividends to unitholders and will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account. Under the Tax Proposals released on July 14, 2008, a conversion to corporation prior to 2013 will not have adverse tax consequences to our unitholders.

Our Board of Directors and management are continuously monitoring the impact of the SIFT Tax on our business strategies. Penn West believes some or all of the following actions will or could result in the future due to the SIFT Tax:

•                  If structural or other similar changes are not made, the distribution yield net of the SIFT Tax in 2011 and beyond to taxable Canadian investors will remain approximately the same; however, the distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and to foreign investors could be significantly reduced;

•                  A portion of Penn West’s funds flow could be required for the payment of the SIFT Tax, or other forms of tax, and would not be available for distribution or reinvestment;

•                  Penn West could convert to a corporate structure with yield in the form of dividends to facilitate investing a higher proportion or all of its funds flow in exploration and development projects. Such a conversion could result in the reduction or the elimination of the current distribution program in favour of higher capital investment and/or a dividend payment program; and

•                  Penn West might determine that it is more economic to remain in the trust structure or a comparable alternative, at least for a period of time, and shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis, likely at a lower payout ratio. Under the Tax Proposals released on July 14, 2008, there will be no adverse tax consequences to unitholders due to a conversion to a corporation provided the conversion is completed prior to 2013.

The Trust continues to review organizational structures and alternatives which might serve to reduce the impact of the SIFT Tax on Penn West and its unitholders. The release of the July 14, 2008 rules on SIFT conversions to corporations clarifies the taxation aspects of this analysis. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Penn West and its tax advisors will continue to work diligently on these issues.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2008	2007	% change	2008	2007	% change
Natural gas (mmcf/d)	487	334	46	493	337	46
Light oil and NGL (bbls/d)	81,957	49,635	65	81,818	49,372	66
Heavy oil (bbls/d)	27,460	21,288	29	27,399	21,945	25
Total production (boe/d)	190,515	126,599	50	191,403	127,518	50

Production in the second quarter of 2008 was lower than the 192,291 boe per day produced in the first quarter of 2008 due to a turnaround at the Spectra McMahon gas plant, other processing facility turnarounds and workovers primarily in Northern and Central Alberta that reduced reported production by approximately 8,000 boe per day. Productive capacity, being the Trust’s estimated rate of production with all wells capable of production on-stream at normal rates, on June 30, 2008 was approximately 198,000 boe per day.

We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe such a balance helps to reduce exposure to price volatility that can affect a single commodity. In the second quarter of 2008, crude oil and NGL production averaged 109,417 barrels per day (57 percent of production) and natural gas production averaged 487 mmcf per day (43 percent of production).

We drilled 23 net wells in the second quarter of 2008 compared to 13 in the same period of 2007.

Commodity Markets

Business Environment

Similar to many commodities, oil and natural gas prices have appreciated over the past few years as a result of healthy global economic growth, most notably in Asia, Russia and the non-OECD countries. Energy prices have remained resilient in light of the current softening in the U.S. economy which is generally attributable to problems in credit and real estate markets. In response to record energy prices, greater energy conservation is lowering demand for oil and natural gas in the U.S., however demand growth from many of the world’s fastest growing economies remains robust due to industrialization and government subsidies which regulate energy prices. Energy demand growth from the Middle East, Asia, Russia and many non-OECD countries has shown no signs of slowing in response to record energy prices.

Crude Oil

Most forecasters expect, for the next couple of years, demand growth in crude oil to continue increasing faster than the growth in supply. This is expected to reduce OPEC’s level of unutilized production capacity further than the already historically low levels currently experienced. Crude oil prices also remain vulnerable to geo-political concerns with continuing tension in the Middle-East.

Prompt month closing prices for NYMEX WTI (the most immediate forward contract currently traded) averaged US$124.00 per barrel in the second quarter of 2008 and have subsequently settled as high as US$145.29 per barrel. This compares to US$97.95 per barrel in the first quarter of 2008 and US$65.02 per barrel in the second quarter of last year. Penn West’s corporate average crude oil price before risk management losses averaged $107.17 per barrel in the second quarter.

At these pricing levels, we expect greater conservation in North America, Europe and possibly Asia as a few Asian countries have started to reduce their price subsidies on oil and refined petroleum products. Quality differentials for heavy and sour oil have widened during 2008 consistent with the dramatic increase in the underlying price of light sweet crude oil during the same period. The netbacks for heavy and sour oil have increased along with the increase in light oil in the first six months of 2008.

Natural Gas

Consistent with oil, North American natural gas prices increased dramatically over the first half of 2008.  Natural gas prices increased in the second quarter of 2008 with the AECO Monthly Index averaging $8.86 per GJ compared to $6.75 per GJ in the first quarter of this year and $6.99 per GJ in the second quarter of 2007. Penn West’s corporate average natural gas price before risk management losses averaged $10.20 per mcf in the second quarter of 2008.

North American natural gas inventories are slightly below the five-year average due to the increased demand for natural gas in the power generation sector experienced over the last few months. Further contributing to the lower inventory levels were increases in natural gas demand from Europe and Asia that reduced LNG imports into the U.S. Current-year inventory levels are lower than the comparable 2007 period, when they were above the five-year average. U.S. natural gas production is expected to grow at one of the highest year-over-year rates in history. The increased supply from continued high drilling levels in the U.S. including several large unconventional shale gas plays is expected to be offset in the near to medium term by the demand growth from power generation, declining Canadian natural gas production and the reduction in LNG imports to the U.S.

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2008	2007	% change	2008	2007	% change

Natural gas (per mcf)	$10.20	$7.55	35	$9.08	$7.57	20
Risk management (loss) gain (per mcf)	(0.99)	0.01	(100)	(0.48)	0.04	(100)
Natural gas net (per mcf)	9.21	7.56	22	8.60	7.61	13

Light oil and liquids (per bbl)	111.88	65.24	71	100.34	62.39	61
Risk management (loss) gain (per bbl)	(22.04)	—	(100)	(15.13)	0.18	(100)
Light oil and liquids net (per bbl)	89.84	65.24	38	85.21	62.57	36

Heavy oil (per bbl)	93.12	42.45	119	79.91	41.73	91

Weighted average (per boe)	87.60	52.63	66	77.71	51.35	51
Risk management (loss) gain (per boe)	(12.01)	0.03	(100)	(7.69)	0.16	(100)
Weighted average net (per boe)	$75.59	$52.66	44	$70.02	$51.51	36

Netbacks

	Three months ended June 30			Six months ended June 30
	2008	2007	% change	2008	2007	% change
Natural gas
Production (mmcf/day)	487	334	46	493	337	46
Operating netback ($/mcf):
Sales price	$10.20	$7.55	35	$9.08	$7.57	20
Risk management (loss) gain (1)	(0.99)	0.01	(100)	(0.48)	0.04	(100)
Royalties	(2.02)	(1.64)	23	(1.94)	(1.65)	18
Operating costs	(1.19)	(1.10)	8	(1.17)	(1.08)	8
Transportation	(0.19)	(0.20)	(5)	(0.19)	(0.20)	(5)
Netback	$5.81	$4.62	26	$5.30	$4.68	13
Light oil and NGL
Production (bbls/day)	81,957	49,635	65	81,818	49,372	66
Operating netback ($/bbl):
Sales price	$111.88	$65.24	71	$100.34	$62.39	61
Risk management (loss) gain (1)	(22.04)	—	(100)	(15.13)	0.18	(100)
Royalties	(19.18)	(11.29)	70	(16.61)	(11.02)	51
Operating costs	(16.28)	(15.28)	7	(16.17)	(15.21)	6
Netback	$54.38	$38.67	41	$52.43	$36.34	44
Conventional heavy oil
Production (bbls/day)	27,460	21,288	29	27,399	21,945	25
Operating netback ($/bbl):
Sales price	$93.12	$42.45	119	$79.91	$41.73	91
Royalties	(13.50)	(6.38)	112	(11.74)	(6.33)	86
Operating costs	(12.94)	(12.15)	7	(12.91)	(12.12)	7
Transportation	(0.06)	(0.03)	100	(0.05)	(0.05)	—
Netback	$66.62	$23.89	179	$55.21	$23.23	138
Total liquids
Production (bbls/day)	109,417	70,923	54	109,217	71,317	53
Operating netback ($/bbl):
Sales price	$107.17	$58.40	84	$95.22	$56.03	70
Risk management (loss) gain (1)	(16.51)	—	(100)	(11.33)	0.12	(100)
Royalties	(17.75)	(9.82)	81	(15.39)	(9.58)	61
Operating costs	(15.44)	(14.34)	8	(15.35)	(14.26)	8
Transportation	(0.01)	(0.01)	—	(0.01)	(0.02)	(50)
Netback	$57.46	$34.23	68	$53.14	$32.29	65
Combined totals
Production (boe/day)	190,515	126,599	50	191,403	127,518	50
Operating netback ($/boe):
Sales price	$87.60	$52.63	66	$77.71	$51.35	51
Risk management (loss) gain (1)	(12.01)	0.03	(100)	(7.69)	0.16	(100)
Royalties	(15.35)	(9.82)	56	(13.79)	(9.72)	42
Operating costs	(11.91)	(10.94)	9	(11.77)	(10.82)	9
Transportation	(0.49)	(0.52)	(6)	(0.49)	(0.53)	(8)
Netback	$47.84	$31.38	52	$43.97	$30.44	44

(1)          Realized component of risk management activities related to oil and natural gas prices.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2008	2007	% change	2008	2007	% change
Natural gas	$408	$231	77	$772	$466	66
Light oil and NGL (1)	671	295	127	1,277	559	128
Heavy oil	233	82	184	399	165	142
Gross revenues (2)	$1,312	$608	116	$2,448	$1,190	106

(1)          NGL revenues YTD include $9 million in sulphur and other revenue not included in the netback calculation.

(2)          Gross revenues include realized gains and losses on commodity contracts.

The increase in revenue for the first six months of 2008 resulted from higher production volumes due to the Canetic and Vault acquisitions and 36 percent higher light oil and liquid prices, a 13 percent increase in natural gas prices and a 91 percent increase in heavy oil prices, net of realized risk management losses.

Reconciliation of increases in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2007	$1,190
Increase in light oil and NGL production	372
Increase in light oil and NGL prices (including realized risk management)	345
Increase in heavy oil production	42
Increase in heavy oil prices	191
Increase in natural gas production	218
Increase in natural gas prices (including realized risk management)	90
Gross revenues – January 1 – June 30, 2008	$2,448

Royalties

	Three months ended June 30			Six months ended June 30
	2008	2007	% change	2008	2007	% change
Royalties (millions)	$267	$113	136	$481	$224	115
Average royalty rate (%)	18	19	(5)	18	19	(5)
$/boe	$15.35	$9.82	56	$13.79	$9.72	42

Royalties have increased as a result of higher revenues from increased commodity prices and increased production volumes from the Canetic and Vault acquisitions. The average royalty rate has decreased due to a change in our product mix from the comparable period which now has a higher proportion of oil production, which is subject to a lower royalty rate.

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2008	2007	% change	2008	2007	% change
Operating	$207	$126	64	$410	$250	64
Transportation	9	6	50	17	12	42
Financing	48	25	92	100	41	144
Unit-based compensation	$11	$5	120	$21	$10	110

	Three months ended June 30			Six months ended June 30
(per boe)	2008	2007	% change	2008	2007	% change
Operating	$11.91	$10.94	9	$11.77	$10.82	9
Transportation	0.49	0.52	(6)	0.49	0.53	(8)
Financing	2.79	2.12	32	2.88	1.76	64
Unit-based compensation	$0.63	$0.44	43	$0.61	$0.42	45

Operating

We are continuing our internal optimization initiatives to minimize the effects of industry-wide cost pressures. The rise in operating costs in the second quarter of 2008 was primarily related to increased trucking and electricity costs along with continuing industry-wide pressures for skilled labour and oilfield services. Turnarounds and workovers that reduced reported production volumes also contributed to the increase in the operating costs on a boe basis.

A realized gain of $3 million (2007 - $2 million) on electricity contracts has been included in the operating costs.

Financing

Penn West Petroleum Ltd. (“the Company”) has unsecured, revolving, three-year syndicated bank facilities with an aggregate borrowing limit of $4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

On July 31, 2008, the Company issued £57 million of senior, unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest at 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to swap the principal of the placement to approximately $114 million, bearing interest in Canadian dollars at 6.95 percent. The Company used the proceeds to repay advances on its bank facilities.

On May 29, 2008, the Company issued senior, unsecured notes (the “2008 Notes”) with an aggregate principal amount of US$480 million plus CAD$30 million through a private placement. The 2008 Notes mature in eight to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent. The Company used the proceeds of the issue to repay a portion of its drawings on its syndicated bank facility.

On May 31, 2007, the Company issued US$475 million of senior private notes (the “2007 Notes”). The interest rates on the 2007 Notes are fixed at 5.68 to 6.05 percent for terms of eight to 15 years with an average interest rate of 5.8 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar at par with one U.S. dollar.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At June 30, 2008 no units had been issued under the facility.

The Company has swaps on $100 million of bank debt that fix the interest rate at approximately 4.26 percent until November 2010. In June 2008, the Company entered into additional swaps on $100 million of bank debt with a fixed interest rate of approximately 3.68 percent until June 2010 and on $100 million of bank debt with a fixed interest rate of approximately 3.82 percent until June 2011. The interest rates on the balance of the Company’s bank debt is subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments.

In the second quarter of 2008, Penn West incurred $48 million of financing charges compared to $25 million in the same period of 2007 due to the increase in the average loan balance from property acquisitions in 2007, the assumption of approximately $1.6 billion of bank debt and $360 million of convertible debentures on the Canetic and Vault acquisitions, and the higher interest rate on the 2007 Notes and 2008 Notes. The senior notes contain higher fixed interest rates than the Company was subject to under its syndicated bank facilities using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the senior notes are favorable for a portion of its capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The unit-based compensation expense was $11 million for the three months ended June 30, 2008, of which $3 million was charged to operating expense and $8 million was charged to general and administrative expense (2007 - $5 million, $1 million and $4 million, respectively). The amount increased in the second quarter of 2008 compared to the second quarter of 2007 as a result of trust unit rights granted to employees retained from the Canetic and Vault acquisitions in January 2008.

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2008	2007	% change	2008	2007	% change
Gross	$48	$21	129	$87	$42	107
Per boe	2.79	1.81	54	2.50	1.81	38
Net	28	12	133	55	26	112
Per boe	$1.65	$1.10	50	$1.59	$1.15	38

General and administrative costs continue to rise primarily due to the highly competitive environment for professionals and experienced technical staff along with industry-wide inflationary pressures. In January 2008, Penn West significantly increased staffing levels and activities as a result of the Canetic and Vault acquisitions. Historically, Canetic had a higher administrative cost per boe in comparison to Penn West, which contributed to the increase in 2008.

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2008	2007	% change	2008	2007	% change
Depletion of oil and natural gas assets	$385	$212	82	$772	$421	83
Accretion of asset retirement obligations (1)	9	6	50	18	12	50
Total DD&A	394	218	81	790	433	82
DD&A expense per boe	$22.71	$18.95	20	$22.67	$18.77	21

(1)  Represents the accretion expense on the asset retirement obligations during the period.

DD&A expense in 2008 was higher than in 2007 due to additional production from the Canetic and Vault assets at a higher depletion rate compared to the existing Penn West properties. Penn West accounted for the acquisitions as purchases with the purchase price allocated to the fair value of net identifiable assets acquired. The purchase price allocation to oil and natural gas assets at fair value increased our consolidated depletion base per unit.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2008	2007	% change	2008	2007	% change
Future income tax (reduction) expense	$(176)	$299	(159)	$(231)	$255	(191)

The future tax reduction of $231 million recognized in the first six months of 2008 includes a tax benefit of approximately $307 million in respect of recorded unrealized risk management losses. The future tax expense in the second quarter of 2007 included a $326 million charge due to the substantive enactment of the SIFT Tax legislation during that period.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. Under the SIFT legislation, such amounts transferred to the Trust could be taxable beginning in 2011 as distributions will no longer become deductible by the Trust for income tax purposes. At that time, Penn West could claim on its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors however such distributions would likely be at a lower payout ratio.

The SIFT legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Foreign Exchange

The US-dollar-denominated 2007 Notes totalling US$475 million have been outstanding since May 31, 2007 and the US-dollar-denominated portions of the 2008 Notes totalling US$480 million have been outstanding since May 29, 2008. In the second quarter of 2008, the Trust recorded an unrealized foreign exchange loss of $10 million (2007 - $4 million gain) to translate the notes to Canadian dollars at the exchange rate in effect on the balance sheet date. No realized gains or losses will be recorded on these contracts until maturity.

Funds Flow and Net Loss

	Three months ended June 30			Six months ended June 30
	2008	2007	% change	2008	2007	% change
Funds flow (1) (millions)	$753	$326	131	$1,385	$637	117
Basic per unit	2.00	1.37	46	3.77	2.68	41
Diluted per unit	1.98	1.35	47	3.74	2.65	41

Net loss (millions)	(323)	(186)	(74)	(245)	(90)	(172)
Basic per unit	(0.86)	(0.77)	(12)	(0.67)	(0.37)	(81)
Diluted per unit	$(0.86)	$(0.77)	(12)	$(0.67)	$(0.37)	(81)

(1) Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow realized in 2008 increased to record levels due to increased product prices and higher production volumes resulting from the Canetic and Vault acquisitions, partially offset by higher operating and financing costs.

The net loss in the first six months of 2008 was primarily due to a $1,030 million (2007 - $30 million) non-cash, unrealized risk management loss related to losses on commodity hedges. As the contracts expire, realized gains or losses will replace unrealized amounts at that time at future benchmark prices. Compared to the comparable 2007 period, depletion and financing charges also increased due to the Canetic and Vault acquisitions. Penn West hedged a portion of the production acquired on the Canetic, Vault and Petrofund Energy Trust acquisitions to protect forecast distributions and capital programs. Approximately 70 percent of our production to the end of 2009 and 95 percent of our 2010 production remains unhedged. These non-cash charges were partially offset by a non-cash $231 million future income tax reduction (2007- $255 million expense) in the first six months of 2008.

The net loss in the second quarter of 2008 was primarily due to non-cash unrealized risk management losses of $837 million (2007 - $5 million gain).

The risk management loss, as at June 30, 2008, was calculated using future commodity price strips with a WTI spot oil price of US$140.00 per barrel, an $11.18 per GJ natural gas at AECO and an exchange rate of 1.0186 CAD/USD. Using the future commodity price strips on July 31, 2008 with a WTI spot oil price of US$124.08 per barrel, a $7.51 per GJ natural gas at AECO and an exchange rate of 1.0240 CAD/USD, the non-cash unrealized risk management loss as at June 30, 2008 would have been reduced by approximately $554 million.

Goodwill

The goodwill balance of $2.0 billion at June 30, 2008 was higher than the $0.7 billion balance at December 31, 2007 as a result of the Canetic and Vault acquisitions in the first quarter of 2008. Penn West has determined that there was no goodwill impairment as of June 30, 2008.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(millions)	2008	2007	2008	2007
Property acquisitions (dispositions), net	$16	$351	$12	$368
Land acquisition and retention	68	2	98	5
Drilling and completions	81	44	201	166
Facilities and well equipping	70	80	168	147
Geological and geophysical	—	4	11	8
CO2 pilot costs	11	2	26	3
Corporate	1	1	9	3
Capital expenditures	247	484	525	700

Business combinations	—	—	5,325	—

Total expenditures	$247	$484	$5,850	$700

We drilled 23 net wells in the second quarter of 2008, resulting in 10 net oil wells, 10 net natural gas wells and one stratigraphic well, with a success rate of 91 percent. During the quarter, our drilling activities were spread evenly through our areas with a slightly higher percentage of wells drilled in our heavy oil areas.

The expenditures on land acquisition and retention reflect activity at land sales to increase our acreage in areas conducive to our resource play strategies.

On January 11, 2008, we closed the acquisition of Canetic. The fair value of the oil and natural gas properties acquired of $5.0 billion was added to property, plant and equipment and $1.3 billion of the purchase price was attributed to goodwill.

On January 10, 2008, we closed the acquisition of Vault. The fair value of the oil and natural gas properties acquired of $346 million was added to property, plant and equipment and $20 million of the purchase price was attributed to goodwill.

On July 22, 2008, the close of the acquisition of Endev was successfully completed for a total cost of approximately $160 million. The transaction will be accounted for as a business combination and the operating and financial results will be included subsequent to the closing date.

For the quarter ended June 30, 2008, $nil (2007 – $8 million) was capitalized for future income taxes to reflect acquisitions with a tax basis differing from the purchase price and $6 million (2007 - $17 million) was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net property acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot project, including the cost of injectants, for which no reserves have been booked.

Business Risks

The disclosures under this heading, in conjunction with Note 10 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

Market Risk Management

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency and environmental risk. From time to time, we attempt to minimize exposure to a portion of these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Natural gas prices are influenced by oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period. These limits can only be exceeded with approval from our Board.

For a current summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A or our website at www.pennwest.com.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to or denominated in U.S. dollars, thus realized oil prices are impacted by Canadian to United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates.

In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S. dollar denominated private notes at an exchange rate of approximately one Canadian dollar equalling one U.S. dollar. At June 30, 2008, we had U.S. dollar denominated debt with a face value of US$705 million outstanding on which the repayment of principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk which is reviewed on a regular basis. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

As at June 30, 2008, the maximum exposure to credit risk is $686 million (December 31, 2007 - $277 million) being the carrying value of the accounts receivable. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited. As at the balance sheet date, there were no amounts impaired due to credit-related risk.

On July 22, 2008, one of Penn West’s minor oil marketing counterparties, SemGroup LP (“SemGroup”) entered creditor protection. Penn West sold oil to subsidiary companies of Semgroup in both Canada (SemCanada Crude) and the U.S. (Semcrude LP). Penn West delivered approximately 1.5 percent of its production to these companies and estimates its maximum exposure to be $16 million for the June 1, 2008 to July 22, 2008 period. Deliveries in Canada subsequent to July 22, 2008 and in the U.S. subsequent to August 1, 2008 will be on a prepaid basis. A reasonable determination of impairment, if any, can not yet be made and accordingly, no provision has been made for any potential losses in the unaudited interim consolidated financial statements. In accordance with our credit policies, Penn West had requested and received a $20 million parental guarantee from SemGroup. After reviewing the facts and sequence of events in this case, Penn West management has concluded that these events could not have been detected earlier, by a standard credit risk program.

Interest Rate Risk

We currently maintain a portion of our debt in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates that have for a number of years been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

In November 2007, we entered into interest rate swaps that fix the interest rate at 4.26 percent on $100 million of floating interest rate debt for three years. In June 2008, we entered into swaps for two years at 3.68 percent on $100 million of floating interest rate debt and for three years at 3.82 percent on $100 million of floating interest rate debt. The 2007 Notes totalling US$475 million bear fixed interest rates at an average rate of approximately 5.8 percent for an average term of 10.1 years subsequent to May 31, 2007. The 2008 Notes total US$480 million plus CAD$30 million and bear fixed interest rates at an average of approximately 6.25 percent for an average term of 9.6 years.

Liquidity Risk

Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also periodically reviews capital markets to capitalize on short-term opportunities to optimize the capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of minimum levels of cash flow from operating activities. Additional information on specific instruments is discussed below in the “Liquidity and Capital Resources” section and in Note 5 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at June 30, 2008:

(millions)	2008	2009-2010	2011-2012	2013 and thereafter
Bank debt	$—	$—	$2,680	$—
Convertible debentures	5	74	255	—
U.S. senior unsecured notes	—	—	—	1,003
Interest obligations	109	366	138	286
Accounts payable	707	—	—	—
Distributions payable	128	—	—	—
Total	$949	$440	$3,073	$1,289

Liquidity and Capital Resources

Capitalization

	June 30, 2008		December 31, 2007
(millions)		%		%
Trust units issued, at market	$13,018	73	$6,270	74
Long-term debt	3,683	21	1,943	23
Convertible debentures – long-term	329	2	—	—
Working capital deficiency	775	4	266	3
Total enterprise value	$17,805	100	$8,479	100

During the first six months of 2008, we paid total distributions, including those funded by the distribution reinvestment plan, of $720 million compared to distributions of $485 million for the comparable period in 2007. This increase was primarily due to approximately 124.3 million additional trust units issued as consideration for Canetic and approximately 5.6 million additional trust units issued as consideration for Vault in January 2008.

Long-term debt excluding convertible debentures at June 30, 2008 was $3,683 million compared to $1,943 million at December 31, 2007. The increase was mainly due to debt of $1,443 million assumed in the Canetic acquisition and $114 million assumed in the Vault acquisition.

The working capital deficiency is primarily due to the increase in the current portion of the risk management liability of $930 million at June 30, 2008 compared to $148 million at December 31, 2007. The Trust is generating sufficient funds flow to cover the working capital deficiency.

The Company has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $4.0 billion that expires on January 11, 2011. Stamping fees range from 55 - 110 basis points and standby fees range from 11.0 - 22.5 basis points depending on our ratio of senior debt to earnings before interest, taxes and depreciation and depletion (“EBITDA”).

On May 29, 2008, the Company closed the private placement of senior, unsecured notes (the “2008 Notes”) with an aggregate principal amount of US$480 million plus CAD$30 million. The 2008 Notes mature in eight to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities.

On July 31, 2008, the Company issued £57 million of senior, unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to swap the principal of the placement to approximately $114 million, bearing interest in Canadian dollars at 6.95 percent. The financial covenants of the UK Notes will be the same as the 2008 Notes. The Company used the proceeds to repay advances on its bank facilities.

On June 30, 2008, the Company was in compliance with all of the financial covenants under its syndicated bank facility. The financial covenants under the syndicated credit facility include the following:

•                  Consolidated senior debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to EBITDA shall be less than 4:1; and

•                  Consolidated senior debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

At June 30, 2008, for purposes of the bank facility, the consolidated senior and total debt to pro forma EBITDA ratios were 1.4:1 and the consolidated senior debt to capitalization ratio was 32.9 percent. Pro forma EBITDA includes Penn West, Canetic, Vault and Titan Exploration Ltd. (“Titan”, the acquisition of which was completed 100 percent by Canetic on January 10, 2008) and certain property transactions closing in the pro forma period.

On June 30, 2008, the Company was in compliance with the financial covenant pursuant to the 2007 Notes, which is that consolidated total debt to consolidated total capitalization is not to exceed 55 percent except in certain circumstances where it is not to exceed 60 percent.

On June 30, 2008, the Company was in compliance with the following financial covenants pursuant to the 2008 Notes:

•                  Consolidated total debt to capitalization shall not exceed 55 percent except in the case of a material acquisition where it is not to exceed 60 percent;

•                  Consolidated total debt is not to exceed 400 percent of consolidated EBITDA as at the end of any fiscal quarter; and

•                  Priority debt not to exceed 15% of consolidated tangible assets.

The 2008 Notes also contain change of control provisions stating that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes at par, which the holders of the 2008 Notes have the right to refuse.

At June 30, 2008, for purposes of the 2008 notes, the total debt to capitalization ratio was 33.6 percent, total debt exceeded consolidated pro forma EBITDA by 41 percent and there was no priority debt.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, it forecasts that such a special distribution will not be required in 2008.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

Penn West assumed the following convertible debentures through the Canetic acquisition, which we closed on January 11, 2008 and the Vault acquisition, which we closed on January 10, 2008. During the second quarter of 2008, $2 million (2007 - $nil) of debentures were converted relating to the PWT.DB.A and PWT.DB.B series along with an insignificant amount in the PWT.DB.D and PWT.DB.F series for a total number of 58,027 trust units (2007 – nil).

Description of security	Outstanding at June 30, 2008	Maturity date	Conversion price (per unit)	Redemption prices
9.4% Convertible unsecured subordinated debentures	$5 Million	July 31, 2008	$31.11	$1,025 to maturity
8.0% Convertible extendible unsecured subordinated debentures	$7 Million	Aug. 31, 2009	$30.21	$1,050 Aug. 31, 2007 – Aug. 30, 2008 $1,025 Aug. 31, 2008 to maturity
8.0% Convertible unsecured subordinated debentures	$49 Million	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 30, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible unsecured subordinated debentures	$18 Million	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible unsecured subordinated debentures	$26 Million	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible unsecured subordinated debentures	$229 Million	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec 30, 2010 $1,025 Dec 31, 2010 to maturity
Total	$334 Million

Standardized Distributable Cash

The Canadian Institute of Chartered Accountants (“CICA”) issued an Interpretive Release “Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities” in July 2007, which provided guidance regarding disclosure requirements for distributable cash. In the guidance, sustainability concepts are discussed and standardized distributable cash is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair an entity’s ability to pay distributions or maintain productive capacity.

	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2008	2007	2008	2007
Cash flow from operating activities	$671	$318	$1,038	$614
Productive capacity maintenance (1)	(231)	(133)	(513)	(332)
Standardized distributable cash	440	185	525	282
Proceeds from the issue of trust units (2)	74	37	132	66
Debt and working capital changes	(130)	21	109	137
Cash distributions declared	$384	$243	$766	$485
Accumulated cash distributions, beginning	2,492	1,375	2,110	1,133
Accumulated cash distributions, ending	$2,876	$1,618	$2,876	$1,618

Standardized distributable cash per unit, basic	1.17	0.77	1.43	1.18
Standardized distributable cash per unit, diluted	1.16	0.76	1.42	1.15
Standardized distributable cash payout ratio (3)	0.87	1.32	1.46	1.72

Distributions declared per unit	$1.02	$1.02	$2.04	$2.04
Net income as a percentage of cash distributions declared	N/A	N/A	N/A	N/A
Cash flows from operating activities as a percentage of cash distributions declared	175%	131%	136%	127%

(1)   Please refer to our discussion of productive capacity maintenance below.

(2)   Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.

(3)   Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 40-50 percent of annual funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels.

Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 40-50 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, oil sands project, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To June 30, 2008
Cumulative standardized distributable cash from operations (1)	$2,088
Issue of trust units	422
Debt and working capital changes	366
Cumulative cash distributions declared (1)	$2,876

Standardized distributable cash payout ratio (2)	1.38

(1)          Subsequent to the trust conversion on May 31, 2005.

(2)          Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

Financial Instruments

As at June 30, 2008 we had WTI crude oil collars on approximately 42,000 barrels per day from July 1 to December 31, 2008, 30,000 barrels per day for 2009 and 10,000 barrels per day for 2010. The collars on the 42,000 barrels per day to December 31, 2008 have an average floor price of US$66.43 per barrel and an average ceiling price of US$79.85 per barrel. The 2009 oil collars have an average floor price of US$85.00 per barrel and an average ceiling price of $US110.21 per barrel and the 2010 oil collars have an average floor price of US$85.00 per barrel and an average ceiling price of $US129.87 per barrel. In addition, Penn West has crude oil swaps on approximately 1,500 barrels per day from July 1 to December 31, 2008 and 500 barrels per day for 2009. The swaps on the remaining 2008 production have an average price of US$72.47 per barrel and the 2009 swaps have an average price of US$72.68 per barrel.

Penn West has AECO natural gas collars on approximately 150,000 GJ per day from July 1 to December 31, 2008 and 100,833 GJ per day for 2009. The collars on the 150,000 GJ per day to December 31, 2008 have an average floor price of $6.58 per GJ and an average ceiling price of $8.01 per GJ. The 2009 gas collars have an average floor price of $7.88 per GJ and an average ceiling price of $11.27 per GJ. In addition, Penn West has gas swaps on approximately 100,000 GJ per day with an average price of $6.75 per GJ until October 2008.

In the third quarter of 2007, we entered into foreign exchange forward contracts to fix the principal repayment on debt amounts totalling US$250 million at an exchange rate of approximately par.

In the fourth quarter of 2007, we entered into interest rate swaps that fix the interest rate for three years at 4.26 percent on $100 million of floating interest rate debt. In addition, in June 2008 we entered into interest rate swaps for two years at 3.68 percent on $100 million of floating interest rate debt and for three years at 3.82 percent on $100 million of floating interest rate debt.

In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of US$225 million at an average fixed treasury rate of 3.688 percent until June 30, 2008. The contracts were settled on the pricing of the 2008 Notes on April 30, 2008.

Other financial instruments outstanding at June 30, 2008 were Alberta electricity contracts, which fix July 1 to December 31, 2008 electricity costs on approximately 37 megawatts at $73.10 per megawatt-hour and in both 2009 and 2010 fix electricity costs on 30 megawatts at $76.23 per megawatt-hour.

Mark to market amounts on all financial instruments outstanding at June 30, 2008 are summarized in Note 10 to the unaudited interim consolidated financial statements. Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Outlook

This outlook section is included to provide unitholders with information as to management’s expectations as at August 6, 2008 for production, funds flow and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under “Forward-Looking Statements”.

Oil prices reached record levels during the second quarter of 2008 and the outlook for natural gas prices remains positive resulting in high forecasted prices throughout 2008 for both commodities. We continue to expect a strong Canadian dollar compared to the U.S. dollar for the remainder of 2008.

Including the Canetic, Vault and Endev acquisitions, Penn West continues to forecast pro forma production between 195,000 boe per day and 205,000 boe per day for 2008. Based on a 2008 average forecast WTI oil price of US$118.43 per barrel, a 2008 average natural gas price at AECO of $8.43 per GJ and an average CAD/USD exchange rate of par for 2008, our funds flow forecast for 2008, as at August 6, 2008, is between $2.8 billion and $3.0 billion ($7.40 to $7.90 per unit-basic). Excluding corporate acquisitions, our forecast 2008 capital expenditures are unchanged at approximately $1.0 billion. In addition, other components of funds flow have been modestly adjusted to reflect experience gained to date in 2008.

Our prior forecast, released on May 6, 2008 with our first quarter 2008 results and filed on SEDAR at www.sedar.com, was also based on 2008 capital expenditures (excluding corporate acquisitions) of approximately $1.0 billion and pro forma production between 195,000 boe per day and 205,000 boe per day. At that time, we forecasted a 2008 oil price of WTI US$107.00 per barrel, an AECO natural gas price of $8.50 per GJ and a CAD/USD exchange rate of par. Based on these assumptions, we forecasted funds flow between $2.7 billion and $2.9 billion ($7.15 to $7.70 per unit-basic).

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on 2008 reported financial results, including the impact of the Canetic and Vault acquisitions, and after considering hedging impacts, are outlined in the table below.

		Impact on funds flow (1)		Impact on net income (1)
Change of:	Change	$ millions	$/unit	$ millions	$/unit
Price per barrel of liquids	$1.00	13.3	0.04	10.0	0.03
Liquids production	1,000 bbls/day	26.9	0.07	13.6	0.04
Price per mcf of natural gas	$0.10	9.8	0.03	7.7	0.02
Natural gas production	10 mmcf/day	18.8	0.05	3.6	0.01
Effective interest rate	1%	28.3	0.07	21.6	0.06
Exchange rate ($US per $CAD)	$0.01	28.8	0.08	21.4	0.06

(1)   The impact on net income assumes that the distribution levels are not adjusted for changes in funds flow thus changing the interest calculations or the incremental future income tax rate and does not include the effects of any unrealized risk management losses or gains.

Based on June 30, 2008 pricing, a $1.00 change in the price per barrel of liquids would change the unrealized risk management loss by $19.5 million and a $0.10 change in the price per mcf of natural gas would change the unrealized risk management loss by $5.4 million.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$—	$—	$—	$2,680	$—	$1,003
Transportation	13	20	11	7	1	—
Transportation ($US)	2	4	4	4	4	11
Power infrastructure	11	5	5	5	5	4
Drilling rigs	6	5	4	—	—	—
Purchase obligations (1)	7	13	13	13	13	41
Office lease (2)	$13	$27	$49	$64	$62	$673

(1)   These amounts represent estimated commitments of $79 million for CO2 purchases and $21 million for processing fees related to interests in the Weyburn Unit.

(2)   Future office lease commitments will be reduced by sublease recoveries totalling $390 million.

Our syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022 and US$480 million and CAD$30 million of fixed-term notes expiring between 2016 and 2020. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Convertible debentures with an aggregate principal amount of $334 million (2007 - $nil) outstanding on June 30, 2008, and a significant portion of the interest payable on convertible debentures may at the option of the Trust be settled by the issuance of trust units. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A and Note 6 to unaudited interim consolidated financial statements.

Equity Instruments

Trust units issued:
As at June 30, 2008	377,564,823
Issued on exercise of trust unit rights	60,720
Issued to employee savings plan	84,473
Issued pursuant to distribution reinvestment plan	513,525
Issued upon conversion of debentures	9,847
Issued on Endev acquisition	3,635,125
As at August 6, 2008	381,868,513

Trust unit rights outstanding:
As at June 30, 2008	24,484,769
Granted	317,490
Exercised	(60,720)
Forfeited	(150,380)
As at August 6, 2008	24,591,159

Disclosure Controls and Procedures

We have established a Disclosure Committee that is responsible for ensuring that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws. The committee is also responsible for ensuring that our internal controls and procedures are designed to make certain that information is accumulated and communicated to management, including the Chief Executive Officer, the President and Chief Operating Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Disclosure Committee includes selected members of senior management, including the Chief Executive Officer, the President and Chief Operating Officer and the Chief Financial Officer.

Internal Control over Financial Reporting

We have a team of qualified and experienced staff who continue to maintain our compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”). As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and to extend the timing of CEO/CFO certification of the effective operation of internal control over financial reporting to 2008 will not affect us. We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006.  We certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2007 year-end audited financial statements. All significant financial reporting processes have been documented, assessed, and tested. No changes were made during the quarter ended June 30, 2008 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

Accounting Changes and Pronouncements

Effective January 1, 2008, the Trust adopted the new Canadian accounting standards “Capital Disclosures”, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”. The adoption of these standards had no material impact on the Trust’s net loss or cash flows from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

Future Accounting Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

Related-Party Transactions

During the first six months of 2008, Penn West paid $3 million (2007 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 2 to the unaudited interim consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

Full Cost Accounting

We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.

Our reserves were evaluated by GLJ Petroleum Consultants Ltd., an independent engineering firm. In 2003 and subsequent, our reserves were determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a “ceiling test” write-down against income must be made. We determined there was no ceiling test write-down required at June 30, 2008.

Asset Retirement Obligations

The discounted expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to earnings, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to our asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 7 to the unaudited interim consolidated financial statements details the impact of these accounting recommendations.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior notes and the convertible debentures, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes and the convertible debentures is disclosed in Note 5 and 6 to the unaudited interim consolidated financial statements.

All of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting unit compared to its book value. Any impairment must be charged to income or loss in the period the impairment occurs. We determined there was no goodwill impairment as at June 30, 2008.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:

The impact on our business, future growth prospects, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax; the impact that the new Alberta royalty framework will have on us, including on our business strategies and plans; our ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax and the impact this would have on distributions and unitholders; environmental regulation compliance costs and strategies; our business strategies and plans; our intention and ability to maintain a balanced portfolio of liquids and natural gas production; the sufficiency of our environmental program; funding sources for distributions, distribution levels and whether a special distribution will be made in 2008; the funding of our asset retirement obligations; our beliefs and outlook for the maintenance of our productive capacity in the medium term; the impact of seasonal factors on us, including on our distribution policies; our outlook for oil and natural gas prices in 2008 and beyond; our ability to minimize increases in our costs in the future; the disclosure contained under the heading “Outlook”, which sets forth management’s expectations as to commodity prices, U.S. / Canadian dollar exchange rates, production volumes, funds flow and net capital expenditures for 2008; the sensitivity of our assumptions regarding 2008 funds flow and net income to changes in certain operational and financial metrics disclosed under the heading “Sensitivity Analysis”; the extent of our exposure to losses as a result of SemGroup entering credit protection; the nature and effectiveness of our risk management strategies; and our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things:  future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities.  In addition, the “Outlook” section is based on specific assumptions as to commodity prices and exchange rates, planned capital expenditures and our success in maintaining production and adding new production through our exploitation activities.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust, Canetic Resources Trust and Endev Energy Inc.; changes in tax laws; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under “Business Risks” in this document and in Penn West’s public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

Penn West Energy Trust

Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2008	December 31, 2007

Assets
Current
Accounts receivable	$686	$277
Future income taxes (note 11)	238	45
Other	71	46
	995	368
Property, plant and equipment (note 4)	12,497	7,413
Goodwill	1,999	652
	14,496	8,065
	$15,491	$8,433

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$707	$359
Distributions payable	128	82
Risk management (note 10)	930	148
Convertible debentures (note 6)	5	—
	1,770	589
Long-term debt (note 5)	3,683	1,943
Convertible debentures (note 6)	329	—
Risk management (note 10)	308	—
Asset retirement obligations (note 7)	614	413
Future income taxes (note 11)	1,344	918
	8,048	3,863
Unitholders’ equity
Unitholders’ capital (note 8)	7,743	3,877
Contributed surplus (note 8)	53	35
Retained earnings (deficit)	(353)	658
	7,443	4,570
	$15,491	$8,433

Subsequent events (notes 5 and 14)

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended June 30		Six months ended June 30
(CAD millions, except per unit amounts, unaudited)	2008	2007	2008	2007

Revenues
Oil and natural gas	$1,520	$608	$2,716	$1,187
Royalties	(267)	(113)	(481)	(224)
	1,253	495	2,235	963

Risk management (loss) gain (note 10)
Realized	(208)	—	(268)	3
Unrealized	(837)	5	(1,030)	(30)
	208	500	937	936

Expenses
Operating (note 9)	210	127	415	252
Transportation	9	6	17	12
General and administrative (note 9)	36	16	71	34
Financing (notes 5 and 6)	48	25	100	41
Depletion, depreciation and accretion	394	218	790	433
Risk management (gain) loss – unrealized (note 10)	—	(1)	(7)	3
Unrealized foreign exchange loss (gain)	10	(4)	27	(4)
	707	387	1,413	771
Income (loss) before taxes	(499)	113	(476)	165

Taxes
Future income tax (reduction) expense (note 11)	(176)	299	(231)	255
	(176)	299	(231)	255

Net loss and comprehensive loss	$(323)	$(186)	$(245)	$(90)

Retained earnings, beginning of period	$354	$1,314	$658	$1,460
Distributions declared	(384)	(243)	(766)	(485)
Retained earnings (deficit), end of period	$(353)	$885	$(353)	$885

Net loss per unit
Basic	$(0.86)	$(0.77)	$(0.67)	$(0.37)
Diluted	$(0.86)	$(0.77)	$(0.67)	$(0.37)
Weighted average units outstanding (millions)
Basic	376.2	239.0	367.9	238.0
Diluted	376.2	239.0	367.9	238.0

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2008	2007	2008	2007

Operating activities
Net loss	$(323)	$(186)	$(245)	$(90)
Depletion, depreciation and accretion (note 4)	394	218	790	433
Future income tax (reduction) expense	(176)	299	(231)	255
Unit-based compensation (note 9)	11	5	21	10
Risk management (note 10)	837	(6)	1,023	33
Unrealized foreign exchange loss (gain)	10	(4)	27	(4)
Asset retirement expenditures	(23)	(8)	(37)	(18)
Change in non-cash working capital	(59)	—	(310)	(5)
	671	318	1,038	614

Investing activities
Acquisition of property, plant and equipment	(16)	(360)	(17)	(416)
Disposition of property, plant and equipment	—	9	5	48
Additions to property, plant and equipment	(231)	(133)	(513)	(332)
Canetic and Vault acquisition costs	—	—	(28)	—
Change in non-cash working capital	(147)	(52)	(27)	(36)
	(394)	(536)	(580)	(736)

Financing activities
Proceeds from issuance of notes (note 5)	505	509	505	509
Redemption of convertible debentures	—	—	(24)	—
Repayment of Canetic and Vault credit facilities	—	—	(1,557)	—
(Decrease) increase in bank loan	(471)	(84)	1,208	33
Issue of equity	24	12	37	18
Distributions paid	(335)	(219)	(627)	(438)
	(277)	218	(458)	122

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	$—	$—	$—	$—

Interest paid	$66	$25	$92	$38
Income taxes paid	$5	$5	$6	$5

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2007, except as described below. These financial statements should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Effective January 1, 2008, the Trust adopted the new Canadian accounting standards “Capital Disclosures”, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”. The adoption of these standards had no material impact on the Trust’s net loss or cash flow from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

Financial Instruments

Convertible debentures are designated as other financial liabilities.

Per Unit Calculations

Penn West follows the “if converted” method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the beginning of the period or upon issuance, if later.

Future Accounting Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

3. Business combinations

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic Resources Trust (“Canetic”) for a total acquisition cost of approximately $3.6 billion, funded through the issuance of 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of the fair values.

Purchase price
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,327
Working capital deficiency	(253)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault Energy Trust (“Vault”) for a total acquisition cost of approximately $164 million funded through the issuance of 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of the fair values.

Purchase price
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

4. Property, plant and equipment

	June 30, 2008	December 31, 2007
Oil and natural gas properties, including production and processing equipment	$16,781	$10,925
Accumulated depletion and depreciation	(4,284)	(3,512)
Net book value	$12,497	$7,413

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2008, additions to property, plant and equipment included a $6 million (2007 - $17 million) increase related to additions to asset retirement obligations and no amount (2007 - $8 million) was recorded for future income taxes on minor property acquisitions.

An impairment test was performed on the costs capitalized to oil and natural gas properties at June 30, 2008 and 2007. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

5. Long-term debt

	June 30, 2008	December 31, 2007
Bankers’ acceptances and prime rate loans	$2,680	$1,472

US Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	163	158
5.80%, US$155 million, maturing May 31, 2017	158	154
5.90%, US$140 million, maturing May 31, 2019	143	139
6.05%, US$20 million, maturing May 31, 2022	20	20

US Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	156	—
6.16%, CAD$30 million, maturing May 29, 2018	30	—
6.30%, US$278 million, maturing May 29, 2018	283	—
6.40%, US$49 million, maturing May 29, 2020	50	—
Total long-term debt	$3,683	$1,943

As at June 30, 2008, Penn West Petroleum Ltd. (the “Company”) had an unsecured, three-year revolving syndicated bank facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011. It is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

Financing costs include interest expense on the syndicated credit facility and the senior unsecured notes of $42 million for the quarter ended June 30, 2008 (2007 - $25 million) and total $89 million for the first six months of 2008 (2007 - $41 million).

Letters of credit totalling $1 million were outstanding on June 30, 2008 (December 31, 2007 - $nil) that reduced the amount otherwise available to be drawn on the syndicated facility.

The US$475 million senior unsecured notes (the “2007 Notes”) are subject to the financial covenant that consolidated total debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at June 30, 2008 was $468 million (December 31, 2007 - $458 million).

On May 29, 2008, the Company closed the issuance of senior unsecured notes (the “2008 Notes”), on a private placement basis primarily in the United States, with aggregate principal amounts of US$480 million plus CAD$30 million. The 2008 Notes will mature in eight to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent and an average term of 9.6 years. The 2008 Notes contain covenants on total debt to capitalization, total debt to income before interest, taxes and depreciation and depletion (“EBITDA”), set priority debt limitations and contain change of control provisions. The estimated fair value of the principal and interest obligations under the notes at June 30, 2008 was $511 million (December 31, 2007 - $nil).

In January 2008, the Company entered into 10-year U.S. Treasury forward contracts on a notional principal amount of US$225 million at an average fixed treasury rate of 3.688 percent until June 30, 2008. The contracts were settled upon pricing of the 2008 Notes on April 30, 2008.

On July 31, 2008, the Company issued £57 million of senior, unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to swap the principal of the placement to approximately $114 million, bearing interest in Canadian dollars at 6.95 percent. The Company used the proceeds to repay advances on its bank facilities.

6. Convertible debentures

Penn West assumed the following convertible debentures through the Canetic acquisition closing on January 11, 2008 and the Vault acquisition closing on January 10, 2008 as discussed in Note 3. On the assumption of the convertible debentures, no amount was allocated to the fair value of the equity conversion features.

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices
9.4% Convertible unsecured subordinated debentures	PWT.DB.A	July 31, 2008	$31.11	$1,025 to maturity
8.0% Convertible extendible unsecured subordinated debentures	PWT.DB.B	Aug. 31, 2009	$30.21	$1,050 Aug. 31, 2007 – Aug. 30, 2008 $1,025 Aug. 31, 2008 to maturity
8.0% Convertible unsecured subordinated debentures	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 30, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible unsecured subordinated debentures	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec 30, 2010 $1,025 Dec 31, 2010 to maturity

Financing costs includes interest expense of $6 million on the convertible debentures for the quarter ended June 30, 2008 (2007 - $nil) and total $11 million for the first six months of 2008 (2007- $nil). During the second quarter of 2008, $2 million (2007 - $nil) of debentures were converted relating to the PWT.DB.A and PWT.DB.B series along with an insignificant amount in the PWT.DB.D and PWT.DB.F series for a total number of 58,027 trust units (2007 – nil).

	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%
	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F	Total
Balance, December 31, 2007	$—	$—	$—	$—	$—	$—	$—
Assumed from Canetic	6	8	—	18	—	229	261
Assumed from Vault	—	—	49	—	50	—	99
Converted	(1)	(1)	—	—	—	—	(2)
Redeemed	—	—	—	—	(24)	—	(24)
Balance, June 30, 2008	$5	$7	$49	$18	$26	$229	$334

As at June 30, 2008, the current portion of the convertible debentures totalled $5 million (2007 - $nil) and the remaining $329 million (2007 - $nil) was classified as long-term. The fair value of the convertible debentures at June 30, 2008, based on quoted market value was $341 million.

7. Asset retirement obligations

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at June 30, 2008 was $4.0 billion (December 31, 2007 - $2.6 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2007 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2007 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:

	Six months ended June 30, 2008	Year ended December 31, 2007
Balance, beginning of period	$413	$339
Liabilities incurred during the period	6	36
Increase in liability due to change in estimate	—	61
Liabilities settled during the period	(37)	(52)
Canetic and Vault liabilities acquired in period	214	—
Accretion charges	18	29
Balance, end of period	$614	$413

8. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2006	237,126,219	$3,712
Issued on exercise of trust unit rights (1)	665,155	17
Issued to employee trust unit savings plan	532,840	17
Issued to distribution reinvestment plan	4,338,950	131
Balance, December 31, 2007	242,663,164	3,877
Issued on exercise of trust unit rights (1)	1,103,285	26
Issued to employee trust unit savings plan	492,388	14
Issued to distribution reinvestment plan	3,349,035	93
Issued on conversion of debentures	58,027	2
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Balance, June 30, 2008	377,564,823	$7,743

Contributed surplus	Six months ended June 30, 2008	Year ended December 31, 2007
Balance, beginning of period	$35	$16
Unit-based compensation expense	21	21
Net benefit on rights exercised (1)	(3)	(2)
Balance, end of period	$53	$35

(1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Units outstanding	Three months ended June 30		Six months ended June 30
(millions of units)	2008	2007	2008	2007
Weighted average
Basic and Diluted	376.2	239.0	367.9	238.0

For the quarter ended June 30, 2008, 24.4 million trust unit rights (2007 – 14.5 million) and 6.3 million units that would be issued on the conversion of the convertible debentures (2007 – nil) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive due to the net loss in the period.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At June 30, 2008 no units had been issued under the facility.

9. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.  Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Six months ended June 30, 2008		Year ended December 31, 2007
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	14,486,084	$25.69	11,284,872	$27.76
Granted	12,623,412	27.25	5,189,346	33.24
Exercised	(1,103,285)	20.43	(665,155)	21.91
Forfeited	(1,521,442)	26.16	(1,322,979)	29.88
Balance before reduction of exercise price	24,484,769	26.70	14,486,084	29.80
Reduction of exercise price for distributions paid	—	(1.94)	—	(4.11)
Outstanding, end of period	24,484,769	$24.76	14,486,084	$25.69
Exercisable, end of period	4,800,638	$22.46	2,742,359	$22.53

Penn West recorded unit-based compensation expense of $21 million for the six months ended June 30, 2008, of which $5 million was charged to operating expense and $16 million was charged to general and administrative expense (2007 - $10 million, $2 million and $8 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Six months ended June 30	2008	2007
Average fair value of trust unit rights granted (per unit)	$5.61	$6.68
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	26.0%	24.6%
Risk-free rate of return (average)	3.2%	4.2%
Distribution yield (1)	13.0%	11.8%

(1) Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

10. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the U.S. Senior notes described in Note 5 and the convertible debentures described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding on June 30, 2008:

Risk management	Six months ended June 30, 2008	Year ended December 31, 2007
Balance, beginning of period	$(148)	$54
Canetic and Vault liabilities acquired in period	(67)	—
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(1,030)	(182)
Electricity swaps	9	(18)
Interest rate swaps	(2)	—
Foreign exchange forwards	—	(2)
US Treasury forwards	—	—
Total fair value, end of period	$(1,238)	$(148)

Total fair value consists of the following:
Fair value, end of period – current portion	$(930)	$(148)
Fair value, end of period – long-term portion	(308)	—
Total fair value, end of period	$(1,238)	$(148)

Penn West had the following financial instruments outstanding as at June 30, 2008:

	Notional volume	Remaining term	Pricing	Market value
Crude oil
WTI Swaps	1,500 bbls/d	Jul/08 – Dec/08	US$72.47/bbl	$(17)
WTI Swaps	500 bbls/d	Jan/09 – Dec/09	US$72.68/bbl	(9)
WTI Collars	10,000 bbls/d	Jul/08 – Dec/08	US$67.00 to $79.23/bbl	(115)
WTI Collars	32,000 bbls/d	Jul/08 – Dec/08	US$66.25 to $80.05/bbl	(411)
WTI Collars	30,000 bbls/d	Jan/09 – Dec/09	US$85.00 to $110.21/bbl	(383)
WTI Collars	10,000 bbls/d	Jan/10 – Dec/10	US$85.00 to $129.87/bbl	(83)
Natural gas
AECO Swaps	100,000 GJ/d	Jul/08 – Oct/08	$6.75/GJ	(59)
AECO Collars	140,000 GJ/d	Jul/08 – Oct/08	$6.09 to $6.94/GJ	(81)
AECO Collars	170,000 GJ/d	Nov/08 – Mar/09	$7.38 to $9.76/GJ	(75)
AECO Collars	100,000 GJ/d	Apr/09 – Oct/09	$8.25 to $12.37/GJ	(9)
Electricity swaps
Alberta Power Pool Swaps	7 MW	Jul/08 – Dec/08	$59.68/MWh	1
Alberta Power Pool Swaps	30 MW	Jul/08 – Dec/10	$76.23/MWh	7

Interest rate swaps
	$100.0	Jul/08 – Nov/10	4.264%	(2)
	$100.0	Jul/08 – Jun/10	3.675%	—
	$100.0	Jul/08 – Jun/11	3.819%	—
Foreign exchange forwards
8-year term	US$80.0	2015	1.00934 CAD/USD	—
10-year term	US$80.0	2017	1.00165 CAD/USD	—
12-year term	US$70.0	2019	0.99125 CAD/USD	(1)
15-year term	US$20.0	2022	0.98740 CAD/USD	(1)

Total				$(1,238)

A realized gain of $3 million (2007 - $2 million) on electricity contracts has been included in the operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. In the period, the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

11. Income taxes

As at June 30, 2008, the net future income tax liability of $1,106 million (December 31, 2007 - $873 million) consisted of a $238 million future income tax asset (December 31, 2007 - $45 million) and a $1,344 million future income tax liability (December 31, 2007 - $918 million).

On June 12, 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts, effective for the 2011 tax year. As a result of the enactment, an additional $326 million future income tax liability and future income tax expense was recorded in the second quarter of 2007 to reflect the Trust’s temporary differences between the accounting and tax values of assets and liabilities expected to be remaining in 2011. In accordance with GAAP, prior to the enactment, the Trust’s temporary differences were not recorded as future income taxes. The majority of the Trust’s temporary differences were recorded on the Petrofund acquisition that closed on June 30, 2006.

12. Capital management

The Trust manages its capital to provide a flexible structure to support its growth and operational strategies while optimizing its strong financial position in order to generate returns and maintain a stable distribution profile to its unitholders.

Penn West defines unitholders equity, long-term debt and convertible debentures as capital. Unitholders equity includes unitholders capital, contributed surplus and retained earnings. Long-term debt includes bank loans, the 2007 Notes and the 2008 Notes.

Management continuously reviews its capital structure to ensure the objectives and strategies of the Trust are met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to equity ratios and debt to cash flow from operating activities and other economic risk factors identified by the Trust. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase.

In January 2008, Penn West closed its acquisition of Canetic through the issuance of 124.3 million units for a total acquisition cost of $3.6 billion and assumed $1.7 billion of long-term debt and convertible debentures. In addition, Penn West closed its acquisition of Vault in January 2008 issuing 5.6 million units for a total acquisition cost of $164 million and assumed $212 million of long-term debt and convertible debentures. These transactions led to a material increase in recorded unitholders’ equity.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes and the 2008 Notes. As at June 30, 2008, the Company was in compliance with all financial covenants; as follows:

(millions, except ratio amounts)	Pro forma year ended June 30, 2008 (1)	Pro forma year ended December 31, 2007 (1)
Components of capital
Unitholders’ equity	$7,443	$4,570
Long-term debt	$3,683	$1,943
Convertible debentures	$334	$—
Ratios
Senior debt to pro forma EBITDA (2)	1.4	1.5
Total debt to pro forma EBITDA (3)	1.4	1.5
Senior debt to capitalization (4)	32.9%	29.5%
Total debt to capitalization (5)	33.6%	30.3%
Priority debt to consolidated tangible assets (6)	0%	0%
Pro forma EBITDA	$2,658	$2,333

Credit facility debt and senior notes	$3,683	$3,510
Letters of credit	1	4
Total senior debt	3,684	3,514
Convertible debentures	75	99
Total debt	3,759	3,613
Total unitholders’ equity	7,443	8,300
Total capitalization	$11,202	$11,913

(1)	Pro forma includes significant acquisitions in the period.
(2)	Less than 3:1 and not to exceed 3.5:1, with exceptions allowed to the ratio in the case of a material acquisition.
(3)	Less than 4:1.
(4)	Not to exceed 50 percent except in certain circumstances the ratio is not to exceed 55 percent.
(5)	Not to exceed 55 percent except in certain circumstances the ratio is not to exceed 60 percent.
(6)	Priority debt not to exceed 15% of consolidated tangible assets.

13. Related-party transactions

During the first six months of 2008, Penn West paid $3 million (2007 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

14. Subsequent event

Endev Acquisition

On July 22, 2008, the close of the acquisition of Endev Energy Inc. (“Endev”) was successfully completed. As a result of the acquisition, Penn West issued 3.6 million trust units for a total consideration of $115 million and assumed approximately $45 million of debt and working capital for a total acquisition cost of approximately $160 million. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.